Exhibit 4.13

DATED MARCH 2003

SIGNET TRADING LIMITED

and

ROB ANDERSON

CONTRACT OF SERVICE

THIS AGREEMENT is made the 1st day of March, 2003

BETWEEN:

(1)	SIGNET TRADING LIMITED of Zenith House, The Hyde, London NW9 6EW registered in England with registered number 03768979 (the “Company”); and

(2)	ROB ANDERSON of 29 Holst Mansions, 96 Wyatt Drive, Barnes, London (the “Executive”).

THIS AGREEMENT provides:

1.	INTERPRETATION

In this Agreement the following expressions, unless otherwise expressly stated, have the following respective meanings:

1.1.1	“the 1996 Act” means the Employment Rights Act 1996;

1.1.2	“the Board” means the directors for the time being of the Company, present at a duly convened and quorate meeting of the directors or of a committee of the directors duly appointed for the purpose in question;

1.1.3	“the Group Chief Executive” means the Chief Executive for the time being of the UK Jewellery Division of Signet Group PLC;

1.1.4	“the Commencement Date” means 9 January 2003;

1.1.5	“the Employment” means the employment of the Executive under this Agreement;

1.1.6	“Group” means the Company, any Holding Company or Companies for the time being of the Company and any subsidiary or subsidiaries for the time being of the Company or of any such Holding Company or Companies. “Holding Company” and “Subsidiary” have the meanings assigned to them respectively by Section 736 of the Companies Act 1985 as amended by the Companies Act 1986. The expressions “Group Company” and “Group Companies” shall be construed accordingly;

1.1.7	“Incapacity” means sickness or injury rendering the Executive incapable of performing services in accordance with the provisions of this Agreement;

1.1.8	“Intellectual Property Rights” means any rights conferred by English law in respect of any patent, registered design, design right, copyright, trade mark, plant breeder’s right and semi-conduct product right together with any analogous right conferred by the law of any country other than England;

1.1.9	“LTIP” means the Signet Group PLC 2000 Long Term Incentive Plan;

1.1.10	“Pension Scheme” means the Signet Group Pension Scheme;

1.1.11	“PLC Board” means the Board of Signet Group PLC present at a duly convened and quorate meeting of the directors or of a committee of the directors duly appointed for the purpose in question;

1.1.12	“Property” means any idea, invention, modification, improvement, process, formula, material, knowhow, design, model, prototype, mark, sketch, drawing, plan or other matter;

1.1.13	“Recognised Investment Exchange” means a body which is a recognised investment exchange for the purposes of the Financial Services and Markets Act 2000;

1.1.14	“Remuneration Committee” means the remuneration committee of the PLC Board or any committee of the PLC Board performing the functions of the Remuneration Committee;

1.1.15	“Share Scheme” means any share option or share incentive scheme which may be established from time to time by the Company or any Group Company and for the avoidance of doubt “Share Scheme” shall be deemed to include the LTIP;

1.1.16	“Salary” means salary paid pursuant to Clause 7, as reviewed from time to time;

1.1.17	“Signet Group PLC” means the Company registered in England with registered number 477692 and of which the Company is a Subsidiary.

1.2	In this Agreement:

1.2.1	the masculine gender includes the feminine and the singular number includes the plural and vice versa;

1.2.2	references to persons include bodies corporate;

1.2.3	references to Clauses are references to clauses of this Agreement; and

1.2.4	references to United Kingdom statutes shall be deemed to refer to such statutes as amended or re-enacted after the Commencement Date.

1.3	Headings are included for ease of reference only and shall not affect the interpretation of this Agreement.

1.4	No modification, variation or amendment to this Agreement shall be effective unless such modification, variation or amendment is in writing and has been signed by or on behalf of the parties.

2.	COMMENCEMENT

This Agreement supersedes all previous arrangements (if any) relating to the employment of the Executive by the Company and takes effect on the Commencement Date. The Executive has continuous employment from 11 August 2000.

3.	CAPACITY

The Executive shall be employed as Chief Executive Officer of the UK Jewellery Division of Signet Group PLC/the Company.

4.	DURATION

4.1	The Employment shall commence on the Commencement Date and unless previously terminated in accordance with Clauses 12 or 13, the Employment shall continue until terminated by the Company giving to the Executive not less than 12 months’ prior notice in writing or by the Executive giving to the Company not less than 12 months’ prior notice in writing or if earlier the date on which the Executive reaches the age of 65.

4.2	The Company reserves the right to terminate the Employment without notice and to pay to the Executive Salary (at the rate in force at the date of termination for the purposes of Clause 7.1) in lieu of notice of termination of the Employment or (where notice has been given) of any balance of the notice period. For the avoidance of doubt, if the Executive is paid Salary in lieu of notice, he shall not be entitled to any additional payment in respect of holiday which would otherwise have accrued during such notice period or the balance thereof.

5.	FULL TIME AND ATTENTION

5.1	Unless otherwise directed by the Company or prevented by ill health, accident or other incapacity the Executive shall devote his full time to the businesses of the Company and such Group Companies for whom he is required to perform services by the Company pursuant to Clause 3 during both the Company’s normal business hours and such other hours as may be necessary to perform his duties to the satisfaction of the Company.

5.2	The Executive shall report to the Group Chief Executive or such other person as is designated by the Group Chief Executive or the Board of PLC. The Executive shall perform such services as may be required for the Company or any Group Company. The Executive shall, during the continuance of the Employment, well and faithfully serve the Company and use his best endeavours to promote the interests of the Company and the Group.

5.3	The Executive shall observe and comply with the Articles of Association of the Company and shall comply with all resolutions, regulations, directions and instructions made or given by the Board and/or the PLC Board and/or the Group Chief Executive or such other person as the Board and/or the PLC Board and/or the Group Chief Executive shall determine (which are not inconsistent with this Agreement).

5.4	The Company shall be entitled pursuant to Clause 5.1 to direct the Executive to perform no duties and to direct that the Executive shall not enter or remain on any (or any specified) premises of the Company or any Company and any such direction may be given subject to any condition which the Company in its discretion shall determine.

6.	OTHER INTERESTS

6.1	The Executive shall not without the prior written consent of the Group Chief Executive engage or be concerned or interested directly or indirectly in any other business, trade, profession or occupation during the Employment.

6.2	Clause 6.1 shall not prohibit the Executive from holding or being interested in securities (whether quoted or unquoted) in any company whose securities are quoted on a Recognised Investment Exchange provided that such company is not in competition with the business of the Company and/or any Group Company and provided further that the Executive shall not hold or be interested in more than five (5) per cent of the issued securities of any class of any one company.

6.3	The Executive shall comply with such code of practice issued by the Company as shall from time to time be in force relating to transactions in securities and shall comply with all requirements, recommendations or regulations of The London Stock Exchange or any other authority or body authorised to regulate transactions in securities.

7.	REMUNERATION

7.1	The Company shall pay to the Executive during the continuance of the Employment a salary (the “Salary”) at the rate of £265,000 per annum.

7.2	The Salary shall be reviewed by the Remuneration Committee with effect from 1 April 2004 and each subsequent 1 April and may be increased by such amount as the Remuneration Committee thinks fit.

7.3	The Salary shall accrue from day to day and shall be payable by equal monthly instalments on the twenty-fifth day of each month (or the next working day following the twenty-fifth day if the twenty-fifth day is not a working day) in respect of that calendar month, payment in respect of a period of less than a month being apportioned in proportion to the number of days of the Employment in that month.

7.4	Bonus

7.4.1	The Company shall pay to the Executive during the continuance of the Employment such Bonus (if any) in respect of the financial year of the Company ending 31 January 2004 and each subsequent financial year (currently ending on 31 January) as the Remuneration Committee may determine from time to time in accordance with the targets set by the Remuneration Committee for each financial year relating to the UK Jewellery Division of Signet Group PLC. The maximum amount of bonus in respect of the financial year ending 31 January 2004 is 75% of Salary. The bonus is intended to retain as well as incentivise and it is therefore a strict condition that the Executive must be employed on the last day of the financial year in order to qualify for a bonus.

7.4.2	In the event that the Remuneration Committee determines that no bonus is payable pursuant to Clause 7.4.1 in respect of any financial year the Executive may qualify, at the discretion of the Remuneration Committee, for any Company fall back bonus scheme.

Any payment made under any fall back bonus scheme shall not exceed 5% of Salary in any one year.

7.5	Share Options

The Executive shall be considered for a phased award of share options. The grant of all options is at the discretion of the Remuneration Committee.

7.6	The Salary shall be inclusive of directors or any other fees or remuneration payable to the Executive by reason of his holding of other office in the Company and/or any Group Company.

7.7	The Company shall be entitled, pursuant to Part II of the 1996 Act, at any time during the Employment and upon its termination (howsoever arising), to deduct from the Salary and/or the Bonuses and/or any other sums due to the Executive under this Agreement, any sums owed by the Executive to the Company.

7.8	LTIP

The Executive may also qualify at the discretion of the Remuneration Committee to participate in the LTIP subject to the rules thereof and may receive an LTIP award of an amount not more than 50 per cent of Salary.

7.9	Share save scheme

The Executive will be eligible to participate in the Signet Group PLC share save scheme subject to the rules thereof including without limitation any rule relating to a required minimum period of continuous employment with the Group.

8.	EXPENSES AND MOTOR CAR

8.1	The Executive shall be reimbursed all reasonable travelling, hotel, entertainment and other out-of-pocket expenses reasonably incurred in the performance of the duties of the Employment PROVIDED THAT the Group Chief Executive shall be entitled to such evidence of expenditure as he may reasonably require.

8.2	The Company shall, for so long as the Executive continues to perform the duties of the Employment provide and from time to time replace a car for the use of the Executive. The car to be provided initially to the Executive shall be a Jaguar XJR 4.2 automatic or equivalent and continued provision of the car or an alternative car shall be in accordance with and subject to the policy of the Company as to the provision and replacement of cars determined by the Chief Executive and/or the Remuneration Committee from time to time. The Company shall maintain, license and insure the car and shall pay for all fuel and other running expenses whilst the car is being used in the performance of the duties of the Executive and used for private purposes.

9.	PENSION AND INSURANCE

9.1	The Executive shall, during the Employment, be entitled to become and remain a member of the Pension Scheme for so long as the Pension Scheme shall continue, subject to the rules of the Pension Scheme as replaced or amended from time to time (the “Rules”) including, without limitation, the Rule or Rules providing for the discontinuance of the Pension Scheme. Where in the ordinary course an employee contribution is required by the Rules the Company will bear the cost of (and will pay on behalf of the Executive the employee contribution subject to a maximum of five per cent of the cap imposed under Section 590C of the Income and Corporation Taxes Act 1988 (the “Cap”).

9.2	The Company shall also provide additional pension benefits to the Executive under a Funded Unapproved Retirement Scheme (“FURB”) and shall contribute to this scheme currently at the rate of 20% of Salary in excess of the sum determined from time to time in accordance with the Cap or such other rate as may be determined in accordance with the Trust Deed and Rules of the FURB.

9.3	The Executive shall, during the Employment, and for so long as such cover is available on terms which the Remuneration Committee considers to be reasonable be entitled to membership for him, his wife and unmarried dependent children below the age of 21 and in full time education of a Private Patients medical plan at “B” level of benefit or such other group medical insurance as the Company shall from time to time procure.

10.	EMPLOYEE SHARE SCHEME RIGHTS

If during the Employment the Executive is granted participation in a Share Scheme, any extinction or curtailment of any rights or benefits under the Share Scheme by reason of any transfer of his employment or its termination, howsoever arising, shall not form part of any claim for damages for breach of this Agreement or compensation for unfair dismissal and the effect of any such transfer, suspension or termination on the Executive’s rights or benefits under the Share Scheme shall be determined in accordance with the rules, terms and conditions of the Share Scheme and not in accordance with the provisions (other than this Clause) of this Agreement.

11.	HOLIDAYS

11.1	The Executive shall be entitled to public holidays and to twenty five (25) working days’ paid holiday in each period of twelve months commencing on 1 January in each year during the Employment (the “Holiday Year”).

11.2	Holiday shall be taken at such time or times as may be approved by the Group Chief Executive and the Executive may not without the consent of the Group Chief Executive carry unused holiday entitlement from one Holiday Year to another.

11.3	Holiday entitlement in the Holiday Year in which the Employment begins and ends shall be proportionate to the period of service during the Holiday Year and the Executive shall be paid in lieu of any entitlement untaken at the date of termination and conversely any holiday taken in excess of holiday accrued shall result in a deduction from the final payment of the Salary equal to the excess holiday taken.

12.	INCAPACITY

12.1	The Executive shall, subject to compliance with the Company’s rules governing notification and evidence of absence by reason of Incapacity for the time being in force, be entitled to payment of Salary (which shall include any entitlement to statutory sick pay) in respect of absence by reason of Incapacity as follows:

12.1.1	full Salary but for the avoidance of doubt not Bonus in respect of the first six months’ absence whether or not continuous in any period of twelve months;

12.1.2	no Salary in respect of any following period of absence within the said period of twelve months should the absence continue;

12.1.3	for the avoidance of doubt the sickness year is measured by reference to the Commencement Date

PROVIDED THAT: whilst the Executive is entitled to be paid during Incapacity there shall be deducted therefrom the aggregate of any amounts receivable by the Executive by virtue of any sickness, accident benefit or permanent health scheme operated by or on behalf of the Company (except insofar as such amounts represent reimbursement of medical or nursing fees or expenses incurred by the Executive) and the amount of any social security sickness or other benefit to which the Executive may be entitled.

12.2	If the Executive shall be absent by reason of Incapacity for more than an aggregate of one hundred and eighty two (182) days (whether working days or not) in any period of three hundred and sixty five (365) consecutive days, the Company may at any time thereafter by not less than three months’ notice in writing to the Executive terminate the Employment and the Executive shall have no claim for damages or otherwise against the Company in respect of such termination.

12.3	The Executive shall submit to regular medical examinations at such time or times and by such registered medical practitioner as the Company may select and shall disclose the outcome of such medical examination to the Company PROVIDED ALWAYS that the Company shall meet any costs and/or expenses incurred by the Executive in respect of any such examination.

13.	SUMMARY TERMINATION

13.1	The Company may summarily terminate the Employment so that the Executive shall have no claim for damages or otherwise against the Company in respect of such termination (but without prejudice to any other remedy or remedies which it may have against the Executive) if the Executive shall:

13.1.1	become the subject of a bankruptcy order or an interim order under the Insolvency Act 1986; or

13.1.2	become a patient for the purposes of Part VII of the Mental Health Act 1983; or

13.1.3	be convicted of any criminal offence (other than an offence under road traffic legislation in the United Kingdom or elsewhere for which a penalty other than imprisonment for more than twelve months is imposed); or

13.1.4	commit or reasonably be believed by the Group Chief Executive and/or the Board and/or the PLC Board to have committed any act of dishonesty, any serious misconduct or any other act which may seriously affect his ability to discharge his duties as Chief Executive Officer, UK Jewellery; or

13.1.5	be guilty of any serious or persistent neglect in the discharge of his duties or commit any wilful or persistent breach of any of the provisions of this Agreement (other than by reason of Incapacity as is referred to in Clause 12); or

13.1.6	fails to follow the resolutions, regulations, directions and instructions made or given by the Group Chief Executive or such other person as has been determined by the Group Chief Executive; or

13.1.7	commit any act or so conduct himself in a manner which might or does bring the reputation of the Company and/or any Group Company into question or disrepute.

13.2	The Company may at any time, by written notice, suspend with pay the Executive for the purpose of investigating any misconduct or neglect alleged against the Executive for a period not exceeding one month and during any such period, the Executive shall not, except with the consent in writing of the Group Chief Executive – UK Jewellery, attend at any premises of the Company or any Group Company or contact any employee of the Company or any Group Company (other than a director of the Company) or any customer or supplier of the Company or any Group Company.

14.	TRANSFER OF UNDERTAKING

In the event of the Company and/or Signet Group PLC going into voluntary liquidation for the purpose of amalgamation or reconstruction or transferring the whole or any substantial part of its business to any other company, the Executive shall not for that reason, or by reason of any consequent termination of the Employment, have any claim for damages or otherwise for breach of this Agreement so long as the Executive shall be offered employment on terms overall no less favourable than those contained in this Agreement by any company succeeding to the whole or any part of the business of the Company.

15.	DUTIES ON TERMINATION

Upon termination of the Employment for any reason the Executive shall without prejudice to any claim for damages or other remedy which either party might have against the other immediately deliver up to the Company the company car provided to the Executive pursuant to Clause 8 above and all correspondence, documents, specifications, papers, magnetic disks, tapes or other software storage media and property belonging to the Company or any Group Company which may be in the Executive’s possession or under his control (including such as may have been made or prepared by or has come into the possession or under the control of the Executive and relate in any way to the business or affairs of the Company or any company in the Group or any of their suppliers, agents, distributors or customers) and the Executive shall not without the written consent of the Board retain any copies thereof.

16.	CONFIDENTIAL INFORMATION

16.1	The Executive shall not, during the continuance of the Employment or at any time after its termination, for any reason use (other than for the purposes of the Company and/or any Group Company) or disclose to any person or persons whatsoever (except the proper officers of the Company or under the authority of the Board) any trade secrets or confidential or secret information relating to the business, technical processes, designs or finances of the Company and any Group Company and their suppliers, agents, distributors or customers or any confidential or secret information relating to Property or connected with the services provided or products manufactured, marketed or under development by the Company or any Group Company all of which he may in the course of the Employment become possessed.

16.2	Clause 16.1 shall not apply to information disclosed pursuant to any order of any court of competent jurisdiction or any information which, except through any breach of this or any other agreement by the Executive, is in the public domain.

17.	POST-EMPLOYMENT RESTRICTIONS

17.1	For the purposes of this Clause 16 the following expressions have the following respective meanings:

17.1.1	the “Termination Date” means the date of termination for any reason of the Employment;

17.1.2	the “Prior Period” means the period of 12 months immediately preceding the Termination Date.

17.2	The Executive understands and acknowledges that his senior position with the Company and the Group gives him access to and the benefit of confidential information vital to the continued success of the Company and the Group and influence over and connection with the Company’s customers, suppliers, distributors, agents, employees and directors and those of the Group in or with which the Executive is engaged or in contact and hereby acknowledges and confirms that he agrees that the provisions appearing in subclause 17.4 below are reasonable in their application to him and necessary but no more than sufficient to protect the interests of the Company and the Group.

17.3	In the event that any restriction contained in subclause 17.4 below shall be found to be void, but would be valid if some part of the relevant restriction were deleted, the relevant restriction shall apply with such modifications as may be necessary to make it valid and effective.

17.4	The Executive shall not without the prior written consent of the Group Chief Executive whether alone or jointly with or as principal, partner, agent, director, employee or consultant of any other person, firm or corporation, and whether directly or indirectly, in competition with any of the businesses of the Company or any Group Company carried on at the Termination Date in the United Kingdom and the Republic of Ireland:

17.4.1	during the period of twelve (12) months immediately following the Termination Date solicit the services or custom of or otherwise deal with any person, firm or corporation who or which at any time during the Prior Period was a customer, client, supplier, agent or distributor of the Company or any Group Company and with whom or which the Executive was personally concerned during the Prior Period; or

17.4.2	during the period of twelve (12) months immediately following the Termination Date entice or endeavour to entice away from the Company or any Group Company or employ any person who at any time during the Prior Period was an employee or director of the Company or any Group Company earning not less than £40,000 per annum (which figure is to be increased annually in line with the general index of Retail Prices maintained by the Central Statistical Office or any equivalent index which may replace that index) and with whom the Executive was materially engaged or for whom the Executive had material responsibility; and/or

17.4.3	during the period of nine (9) months immediately following the Termination Date engage or be interested in any capacity (whether as an individual or otherwise and whether by investing or working or allowing his name to be used or otherwise) in the business of jewellery retailing and selling and/or any other business which materially competes or is liable materially to compete with any business of the Company or any Group Company carried on at the Termination Date and in which the Executive was materially engaged during the Prior Period where the competing business carries on business within the United Kingdom and the Republic of Ireland.

17.5	Nothing in Clause 17 shall prevent the Executive holding securities in a company listed on a Recognised Investment Exchange where his holding does not exceed five (5) per cent of the investment class of securities concerned.

18.	INTELLECTUAL PROPERTY

18.1	The Executive shall promptly communicate to the Group Chief Executive all Property (whether or not capable of protection by any Intellectual Property Right) which at any time during the subsistence of the Employment the Executive alone or jointly with one or more others might conceive, create, devise, produce, discover or formulate either during working hours or in the normal course of his duties or in the course of duties falling outside his normal duties but specifically assigned to him or with the Company’s and/or any Group Company’s materials and/or facilities which relate to the Company’s and/or any Group Company’s business or in which the Company and/or any Group Company is interested.

18.2	The Executive agrees that all right, title and interest to Property (including all rights in connection with it which arise whether before or after the Employment terminates) throughout the world EXCEPT any such Property which by virtue of the Patents Act 1977 (as amended) belongs to the Executive shall, without payment, belong to the Company absolutely.

18.3	When instructing any person, firm or company to carry out work (including the supply of goods and/or services) for the Company or any Group Company or in connection with the Company’s business or the business of any Group Company the Executive shall ensure that such person, firm or company first assigns to the Company or any Group Company all future Intellectual Property Rights in any Property which they conceive, create, devise, produce, discover or formulate in the course of carrying out the work which they are instructed to perform.

18.4	The Executive shall, during the Employment and thereafter at the direction and expense of the Company, apply for and do all acts and things necessary to obtain and maintain any Intellectual Property Right that may subsist in any Property which by virtue of this Clause or any statute affecting Property belongs to the Company or any Group Company in any part of the world as the Company may require and shall vest all such Intellectual Property Rights in the Company or as the Company may direct.

18.5	The Executive hereby irrevocably appoints the Company to be his attorney in his name and on his behalf to do and execute all acts, deeds, matters and things and generally to use for the purpose of giving to the Company (or its nominee) the full benefit of the provisions of this Clause and in favour of any third party a certificate in writing signed by any director or secretary of the Company that any instrument or act falls within the authority hereby conferred shall be conclusive evidence that such is the case.

18.6	The Executive hereby irrevocably waives all moral rights arising under the Copyright, Designs and Patents Act 1988 in any copyright work written or created by him in the course of the Employment and all moral rights in all other countries in which copyright (including future copyright) in any work subsists or may subsist except to the extent that the Executive shall exercise such moral rights at the Company’s request provided that the Company shall pay the Executive’s expenses in so doing.

19.	PRESCRIBED INFORMATION

19.1	The following information is set forth for the purposes of section 3 of the 1996 Act:

19.1.1	If the Executive shall have a grievance relating to the Employment or is dissatisfied with any disciplinary decision relating to him he may apply to the Group Chief Executive and if dissatisfied with his decision his application will be dealt with by the Group Chairman at a meeting at which the Executive shall be entitled to be present.

19.1.2	The disciplinary rules and procedure applicable to the Executive are as set out in the Company Policies and Procedures Manual, a copy of which is available from the Human Resources Department.

19.1.3	Any changes to the documents referred to in this Clause will be entered in the reference documents (which are available for inspection at Zenith House, The Hyde, London NW9 6EW) held by the Human Resources Department of Signet Group PLC within one month thereof.

20.	JOB TITLE

The job title of the Executive shall not confer any right on the Executive to be appointed a director or to the Board of the Company or any company in the Group.

21.	NOTICES

Any notice shall be duly served under this Agreement if, in the case of the Company, it is handed to a director of the Company or sent by recorded or first class post to the Company at its registered office for the time being and if in the case of the Executive it is handed to him or sent or recorded or first class post to him at this address specified in this Agreement or such other address as he may notify to the Company. A notice sent by recorded or first class post shall be deemed served on the working day next following posting.

22.	SEVERABILITY

The Company and the Executive acknowledge that the Clauses and sub-Clauses of this Agreement are severable. If any Clause, sub-Clause or identifiable part of any Clause or sub-Clause is held to be invalid or unenforceable by an English court, then such invalidity or unenforceability shall not affect the validity or enforceability of the remaining Clauses or sub-Clauses or the identifiable parts of such Clauses or sub-Clauses.

23.	COUNTERPARTS

This Deed may be entered into in any number of counterparts and by the parties to it on separate counterparts, each of which when so executed and delivered shall be an original, but all the counterparts shall together constitute one and the same agreement.

24.	GOVERNING LAW AND JURISDICTION

This construction, interpretation and performance of this Agreement shall be governed by the laws of England to the jurisdiction of whose courts the parties hereto agree to submit.

AS WITNESS the hand of a duly authorised representative of the Company and the execution and delivery of this agreement as a Deed by the Executive the day and year first before written.

SIGNED by	)
for and on behalf of	)
SIGNET TRADING LIMITED	)
in the presence of:	)

Signature

Witness Name:	Tim Jackson

Address:	The Moat
Moat Lane
Cowden
Kent
TN8 7DP

SIGNED as a DEED by	)
ROB ANDERSON	)
in the presence of:	)

Signature

Witness Name:	Susanne Black

Address:	23 Newnham Road
London
N22 5SS